Exhibit  99.1

Company announcement — No. 14 / 2019

Zealand Pharma announces amendments to its Articles of Association following the granting of warrants

Copenhagen, April 17, 2019 — Zealand Pharma (“Zealand”) announces that its Articles of Association have been amended to reflect the recent grant of warrants to the Company’s employees, as announced in Company Announcement no. 13/2019 on April 10, 2019.

The warrant program is an incentive scheme reflecting Zealand’s objective to attract and retain first-rate employees and help ensure shared short- and long-term interests for the management, employees and shareholders of the Company.

The amendments to Zealand’s Articles of Association entailed by the share capital increase have been registered today with the Danish Business Authority.

For further information, please contact:

Adam Steensberg, Interim Chief Executive Officer,
Executive Vice President and Chief Medical & Development Officer
Tel: +45 50 60 36 01, e-mail: ast@zealandpharma.com

Mats Blom, Executive Vice President, Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.